Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2021 (UNAUDITED)

- - - - - - - - - - - - - - - - - - -

BITFARMS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)

	Note	September 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash		$43,267	$5,947
Trade receivables		1,205	1,103
Other assets	3	5,071	500
Electrical component inventory		499	169
Digital assets	4	101,245	-
Embedded derivative	8	-	1,449
Assets held for sale	5b	1,261	-
TOTAL CURRENT ASSETS		152,548	9,168
NON-CURRENT ASSETS:
Property, plant and equipment	5	88,070	35,793
Right-of-use assets	9	5,428	5,393
Long-term deposits and equipment prepayments	6	76,197	973
Intangible assets		187	377
TOTAL NON-CURRENT ASSETS		169,882	42,536
TOTAL ASSETS		$322,430	$51,704
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables and accrued liabilities	7	$6,615	$2,696
Current portion of long-term debt	8	10,433	17,171
Current portion of lease liabilities	9	3,984	3,626
Taxes payable		6,643	316
Warrant liability		-	4,668
TOTAL CURRENT LIABILITIES		27,675	28,477
NON-CURRENT LIABILITIES:
Long-term debt	8	568	174
Lease liabilities	9	6,138	7,397
Asset retirement provision		331	209
Deferred tax liability	10a	5,902	-
TOTAL NON-CURRENT LIABILITIES		12,939	7,780
TOTAL LIABILITIES		40,614	36,257
EQUITY:
Share capital		256,515	32,004
Contributed surplus		34,993	5,588
Accumulated deficit		(9,692)	(22,145)
TOTAL EQUITY		281,816	15,447
TOTAL LIABILITIES & EQUITY		$322,430	$51,704

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

2

BITFARMS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS
(In thousands of U.S. dollars, except earnings per share data)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020

Revenues	4, 15b	$44,774	$6,795	$109,893	$23,379
Cost of sales		15,306	7,827	37,758	23,250
Gross profit (loss)		29,468	(1,032)	72,135	129
General and administrative expenses	14a	10,884	1,809	24,310	5,985
Loss (gain) on disposition of digital assets	4	177	-	152	(23)
Loss (gain) on revaluation of digital assets	4	(13,893)	-	992	-
Loss (gain) on disposition of property, plant and equipment		70	557	(95)	1,264
Impairment reversal on property plant and equipment	5b	(1,860)	-	(1,860)	-
Operating income (loss)		34,090	(3,398)	48,636	(7,09)

Net financial expenses (income)	14b	(616)	1,363	23,936	3,930
Net income (loss) before income taxes		34,706	(4,761)	24,700	(11,027)
Income tax expense (recovery)	10b	10,973	-	12,247	(112)
Net income (loss) and total comprehensive income (loss)		$23,733	$(4,761)	$12,453	$(10,915)
Net income (loss) per share (in U.S. dollars):	14c
Basic earnings (loss) per share		$0.14	$(0.06)	$0.08	$(0.13)
Basic weighted average number of shares		166,942,439	84,521,363	147,595,721	84,851,065
Diluted earnings (loss) per share		$0.13	$(0.06)	$0.08	$(0.13)
Diluted weighted average number of shares for the purpose of calculating diluted earnings per share		176,807,416	84,521,363	159,410,895	84,851,065

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

3

BITFARMS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of U.S. dollars, except for quantity of shares)

	Quantity of shares	Share capital	Contributed surplus	Accumulated deficit	Total equity

Balance as of January 1, 2021	88,939,359	$32,004	$5,588	$(22,145)	$15,447

Net income	-	-	-	12,453	12,453
Share-based payment (Note 13)	-	-	12,549	-	12,549
Issuance of common shares and warrants (Note 11)	46,518,507	119,455	26,781	-	146,236
Conversion of long-term debt (Note 8)	8,474,577	5,110	(110)	-	5,000
Exercise of warrants and stock options (Note 11)	30,513,241	99,946	(9,815)	-	90,131
Balance as of September 30, 2021	174,445,684	$256,515	$34,993	$(9,692)	$281,816

Balance as of January 1, 2020	83,620,630	$30,475	3,469	$(5,856)	$28,088

Net loss				(10,915)	(10,915)
Share-based payment	600,000	192	1,606	-	1,798
Issuance of common shares and modification of warrants	1,000,000	54	-	-	54
Long-term debt conversion feature	-	-	110	-	110
Exercise of warrants	500,000	200	-	-	200
Balance as of September 30, 2020	85,720,630	$30,921	$5,185	$(16,771)	$19,335

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

4

BITFARMS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

		Nine months ended September 30,
	Note	2021	2020
Cash flows from operating activities:
Net income (loss)		$12,453	$(10,915)
Adjustments for:
Depreciation and amortization		14,189	8,652
Impairment reversal on property plant and equipment	5b	(1,860)	-
Net financial expenses	14b	23,936	3,930
Digital assets mined	4	(106,001)	(21,425)
Digital assets liquidated	4	3,612	21,448
Loss (gain) on disposition of digital assets	4	152	(23)
Loss on revaluation of digital assets	4	992	-
Share-based payment	13	12,549	1,798
Interest and financial expenses paid		(782)	(3,004)
Deferred taxes	10b	5,902	-
Loss (gain) on disposition of property, plant and equipment		(95)	1,276
		(47,406)	12,652
Changes in non-cash working capital components	16	4,151	2,402
Net change in cash related to operating activities		(30,802)	4,139
Cash flows from investing activities:
Purchase of property, plant and equipment and intangible assets		(57,421)	(4,902)
Proceeds from sale of property, plant and equipment		955	718
Equipment prepayments	6	(75,015)	-
Net change in cash related to investing activities		(131,481)	(4,184)
Cash flows from financing activities:
Issuance of common shares and warrants		149,046	-
Exercise of warrants and stock options		60,352	200
Repayment of lease liabilities		(3,342)	(621)
Repayment of long-term debt		(17,372)	(469)
Proceeds from long-term debt		10,940	80
Net change in cash related to financing activities		199,624	(810)
Exchange rate differences on currency translation		(21)	20
Net change in cash and cash equivalents		37,320	(835)
Cash at the beginning of the period		5,947	2,159
Cash at the end of the period		$43,267	$1,324

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 1: REPORTING ENTITY, BASIS OF PRESENTATION AND LIQUIDITY

a.	Bitfarms was incorporated under the Canada Business Corporation Act on October 11, 2018. The interim condensed financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The activities of the Company are divided into two reportable segments: the cryptocurrency mining segment (referred to as “Backbone”) and the electrical services segment (referred to as “Volta”), as described in Note 15 “Reportable segments”. The Company’s operations are predominantly in Canada, with construction of new facilities having commenced in Argentina and Paraguay.

Bitfarms is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and its ability to maintain sufficient liquidity to meet its commitments as described in Note 6. In addition, adverse changes to the factors mentioned above may impact the recoverability of the Company’s digital assets and property, plant and equipment, resulting in impairment charges being recorded.

The common shares of the Company are listed under the trading symbol BITF on Nasdaq and on the TSX Venture Exchange.

b.	These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These interim condensed consolidated financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2020. These interim condensed consolidated financial statements were approved by the Board of Directors on November 12, 2021.

c.	In March 2020, the World Health Organization declared COVID-19 a pandemic. The potential impacts that COVID-19 may have on the Backbone operating segment include increases in cryptocurrency price volatility and delays in receiving future orders of mining hardware and construction materials required to achieve the Company’s growth objectives. The Backbone operating segment has been, and is expected to, continue to be operating throughout the pandemic. Volta’s services are considered to be essential by government authorities and have been, and are expected to continue to be, operating throughout the pandemic. No significant impact of COVID-19 has been observed on Backbone or Volta’s existing operations for the nine months ended September 30, 2021; however; the Company has observed longer than usual lead times and higher price fluctuations than usual in procuring construction materials required for the Company’s infrastructure buildout. It is not possible to reliably estimate the length and severity of these developments as well as their impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

6

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 1: REPORTING ENTITY, BASIS OF PRESENTATION AND LIQUIDITY (Cont.)

d.	In these financial statements, the following terms shall have the following definitions:

1.	Backbone	Backbone Hosting Solutions Inc.
2.	Volta	9159-9290 Quebec Inc.
3.	BTC	Bitcoin
4.	BVVE	Blockchain Verification and Validation Equipment (including miners)
5.	CAD	Canadian Dollars

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The interim condensed consolidated financial statements have been prepared following the same accounting policies used in the audited annual consolidated financial statements for the year ended December 31, 2020, other than the reclassification of loss on disposal of property, plant and equipment which is now included in the calculation of operating income or loss.

The accounting policies have been applied consistently by the Company’s entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

NOTE 3: OTHER ASSETS

	September 30,	December 31,
	2021	2020
Sales taxes receivable	$1,935	$297
Prepaid expenses	3,136	203
	$5,071	$500

7

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 4: DIGITAL ASSETS

Bitcoin transactions and the corresponding values for the three and nine months ended September 30, 2021, and 2020 were as follows:

	Three months ended September 30,
	2021		2020
	Quantity	Value	Quantity	Value
Balance as of July 1,	1,293	$45,329	-	$-
Bitcoin mined*	1,051	43,459	535	5,681
Bitcoin exchanged for cash and services	(32)	(1,259)	(479)	(5,093)
Bitcoin exchanged for long-term debt repayment	-	-	(56)	(588)
Loss on disposition of Bitcoin	-	(177)	-	-
Revaluation of digital assets	-	13,893	-	-
Balance as of September 30,	2,312	$101,245	-	$-

	Nine months ended September 30,
	2021		2020
	Quantity	Value	Quantity	Value
Balance as of January 1,	-	$-	-	$-
Bitcoin mined*	2,408	106,001	2,437	21,424
Bitcoin exchanged for cash and services	(49)	(2,066)	(2,123)	(18,629)
Bitcoin exchanged for long-term debt repayment	(47)	(1,546)	(314)	(2,658)
Gain (Loss) on disposition of Bitcoin	-	(152)	-	23
Prior period accounting policy change	-	-	-	(160)
Revaluation of digital assets	-	(992)	-	-
Balance as of September 30,	2,312	$101,245	$-	$-

*	Management estimates the fair value of Bitcoin mined on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement

8

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

a.	As at September 30, 2021, and December 31, 2020, property, plant and equipment consisted of:

	BVVE and
	electrical	Mineral	Land and	Leasehold
	components	assets	buildings	improvements	Vehicles	Total
Cost:
Balance as of January 1, 2021	$52,676	$9,000	$3,263	$2,707	$448	$68,094
Additions during the period	64,335	-	377	1,110	60	65,882
Dispositions during the period	(6,119)	-	-	(190)	-	(6,309)
Transfer to assets held for sale	(11,287)	-	-	-	-	(11,287)
Balance as of September 30, 2021	99,605	9,000	3,640	3,627	508	116,380

Balance as of January 1, 2020	54,127	9,000	2,721	2,415	381	68,644
Additions during the period	9,548	-	542	306	80	10,476
Dispositions during the period	(10,999)	-	-	(14)	(13)	(11,026)
Balance as of December 31, 2020	52,676	9,000	3,263	2,707	448	68,094

Accumulated Depreciation:
Balance as of January 1, 2021	30,042	-	185	1,861	213	32,301
Depreciation	12,866	-	72	199	56	13,193
Dispositions during the period	(5,150)	-	-	(148)	-	(5,298)
Transfer to assets held for sale	(10,026)	-	-	-	-	(10,026)
Impairment reversal	(1,311)	-	-	(549)	-	(1,860)
Balance as of September 30, 2021	26,421	-	257	1,363	269	28,310

Balance as of January 1, 2020	28,976	-	101	1,641	152	30,870
Depreciation	9,762	-	84	234	68	10,148
Dispositions during the period	(8,696)	-	-	(14)	(7)	(8,717)
Balance as of December 31, 2020	30,042	-	185	1,861	213	32,301
Net book value as of
September 30, 2021	$73,184	$9,000	$3,383	$2,264	$239	$88,070
December 31, 2020	$22,634	$9,000	$3,078	$846	$235	$35,793

b.

Impairment reversal and assets held for sale

During the year-ended December 31, 2018, the Company recorded an impairment loss on its cryptocurrency mining cash generating unit (CGU) which resulted in $16,454 of impairment being allocated to BVVE and electrical components and leasehold improvements due to a significant decline in the Bitcoin market price. As of September 30, 2021, the Company assessed whether there was an indication that the impairment loss recognized in 2018 may no longer exist or may have decreased, and concluded that there were observable indications that the CGU’s value had increased during the period. As a result, the Company’s management estimated the recoverable amount of the CGU, using a value in use calculation based on the present value of the expected cash flows over the estimated remaining useful life of the previously impaired CGU assets of approximately 1.5 years. Based on management’s calculations, an impairment reversal of $970, relating to the CGU, was recognized during the period. The increased carrying amount of the CGU assets reflects the carrying amount of the CGU assets that would have been determined, net of depreciation, had no impairment loss been recognized in 2018.

9

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 5: PROPERTY, PLANT AND EQUIPMENT (Cont.)

Mining assets outside of Quebec and Antminer S9 miners were not included in the CGU for the purposes of the impairment reversal calculation. The Company has ceased using the Antminer S9 miners, and has plans to dispose of them within the next 12 months. Management has determined that the Antminer S9 miners meet the criteria to be classified as held for sale, and determined that the carrying amount, including the impairment recognized in 2018, was less than the estimated fair value less costs to sell. As a result, the Company recognized an impairment reversal of $890 relating to the impaired Antminer S9 miners held for sale, reflecting the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in 2018. The total impairment reversal recognized during the period, relating to the CGU assets and the assets held for sale totaled $1,860. The key assumptions used in the value in use calculation are as follows:

Revenues – Two optimistic and two pessimistic and one status quo scenario, each with estimated future bitcoin price and network difficulty, were used to project revenues from cryptocurrency mining. Management assigned probabilities to each scenario to calculate weighted average expected outcomes. The weighted average daily revenue per Terahash used in the value in use calculation was $0.22/Terahash.

Discount rate – the discount rate reflects management’s assumptions regarding the unit’s specific risk. The discount rate used was estimated at 18.3%, with some of the risk already being implicitly reflected through management’s allocation of probabilities to the various scenarios included in the revenue calculation.

Energy prices – management estimated that energy prices would remain constant for the duration of the forecasted years at $0.04 per kilowatt hour, in Quebec.

Terminal value – management estimated the terminal value of the miners included in the CGU for the purposes of the impairment reversal to be the daily revenue per Terahash in effect at the end of the value in use calculation multiplied by the ending hashrate, multiplied by 180 days.

c.	Further details of the quantity and models of BVVE held by the Company are as follows:

	MicroBT		Innosilicon	Canaan	Other Bitmain
	Whatsminer (BTC)*	Bitmain S19j Pro	T3 & T2T (BTC)**	Avalon A10 (BTC)	Antminers (BTC)***	Total
Quantity as of January 1, 2021	8,394	-	6,446	1,024	11,244	27,108
Additions during the period	9,744	2,123	-	-	-	11,867
Dispositions during the period	(116)	-	-	-	(3,070)	(3,186)
Quantity as of September 30, 2021	18,022	2,123	6,446	1,024	8,174	35,789

*	Includes 4,338 M20S, 1,765 M30S, 245 M31S and 11,674 M31S+ miners
**	Includes 5,082 T3 and 1,364 T2T miners
***	Includes 1,334 Antminer T15 and 396 Antminer S15, and 6,444 Antminer S9 miners that were classified as assets held for sale as described in Note 5b.

Included in the BVVE and electrical equipment listed above are right-of-use assets consisting of 3,000 Whatsminer M31S+ with a net book value of approximately $6,057 as described in Note 9.

10

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 5: PROPERTY, PLANT AND EQUIPMENT (Cont.)

During the three months ended September 30, 2021, 116 M31S miners with a carrying value of $780 suffered fire damage and could not be repaired. The miners were derecognized as a loss on disposal of property, plant and equipment.

NOTE 6: LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS AND COMMITMENTS

	September 30,	December 31,
	2021	2020
Security deposits for rent, energy and insurance	$1,151	$942
Equipment prepayments	75,046	31
	$76,197	$973

The Company has deposits on BVVE in the amount of $75,046, mainly for outstanding orders placed consisting of 5,100 Antminer and 48,000 Whatsminer miners with expected delivery in late 2021 and 2022. The Company is exposed to counterparty risk through the significant deposits it places with suppliers of mining hardware to secure orders and delivery dates. The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment prepayments that are not realized. The Company attempts to mitigate this risk procuring mining hardware from the larger more established suppliers and with whom the company has existing relationships and knowledge of their reputation in the market. The Company’s remaining payment obligation in connections with the 48,000-unit purchase agreement described above are outline below:

September 30,
2021
Three months ending December 31, 2021	$33,700
Three months ending March 31, 2022	41,400
Three months ending June 30, 2022	41,400
Three months ending September 30, 2022	26,400
Three months ending December 31, 2022	12,600
$155,500

The Company will require additional sources of financing to meet the payment obligations included in the table above. If the Company were unable to obtain such financing, or the Bitcoin price and network difficulty were adversely impacted, then the Company may have difficulty meeting its payment obligations. If the Company were unable to meet its payment obligations, there could result in the loss of equipment prepayments and deposits paid by the Company under the purchase agreement and remedial legal measures taken against the Company which may include damages and forced continuance of the contractual arrangement. Under these circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

11

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6: LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS AND COMMITMENTS (Cont.)

In addition to the commitments described above, in May 2021 the Company entered into loan agreements, “loans #3 and #4”, to acquire a total of 700 Whatsminer miners as described in Note 8b. The loan terms are 18 months, beginning in October and November 2021 with total monthly repayments averaging $206. The Company also entered into two ten-year lease agreements for future facilities in Quebec, with monthly payments totaling $64 ($81,500 CAD) and one lease agreement for a future facility in Argentina, with payments of $100 to be made annually for a period of 8 years. One of the Quebec lease agreements is subject to rent increases upon the completion of certain phases in future years. The leases are expected to commence in the fourth quarter of 2021 and the first quarter of 2022.

NOTE 7: TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30,	December 31,
	2021	2020
Trade accounts payable and accrued liabilities	$6,367	$2,059
Government remittances	248	637
	$6,615	$2,696

NOTE 8: LONG-TERM DEBT

	September 30, 2021	December 31, 2020
Dominion Capital loan	$-	$17,092
Equipment financing	10,864	-
Volta note payable	137	253
Total long-term debt	11,001	17,345
Less current portion of long-term debt	(10,433)	(17,171)
Non-current portion of long-term debt	$568	$174

a)	Dominion Capital loan

On March 15, 2019, the Group entered into a secured debt financing facility for up to $20,000 with Dominion Capital LLC (the Lender). The debt facility was structured into four separate loan tranches of $5,000 per tranche. Each loan tranche bore interest at 10% per annum and the term of each loan tranche was 24 months with a balloon payment for any remaining outstanding balance at the end of the term. A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Backbone during the month was required in repayment of the total loan tranches drawn. The loan contained a “make-whole” clause which stipulated that the 10% interest rate was calculated on the initial principal balance of the loan tranche and did not decrease as the principal balance was repaid.

12

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 8: LONG-TERM DEBT (Cont.)

The 10% interest rate was calculated over the 24-month term of each loan tranche regardless of whether the loan tranche was repaid prior to its maturity. Any unpaid interest at the time of the loan tranche’s early repayment was included in the balloon payment. The loan features resulted in a loan liability measured at amortized cost, a warrant component recorded as equity, a warrant component recorded as a liability measured at fair value through profit or loss, and an embedded derivative measured at fair value through profit or loss described below.

In September 2020, the Company entered into an agreement with Dominion Capital to amend the maturity date of tranche #2 from April 2021 to November 2021. The 10% make-whole clause described below remained in effect for the 6 month extension of the second loan tranche. In addition, a conversion feature was added to tranche #3, maturing in June 2021, providing Dominion Capital with the option to convert all or a portion of the loan tranche into shares at a price of $0.59 USD per share. The conversion feature was exercisable by Dominion Capital at any time until the loan’s maturity date in June 2021. In January 2021, Dominion Capital exercised their option to convert $5,000 of debt into 8,474,577 Common Shares. In February 2021, the Company repaid the remaining debt obligation in its entirety.

Loan liability

The loan liability was initially measured as the residual amount of the proceeds received, net of transaction costs and the fair value of the warrant issuance. The loan was then measured at amortized cost using the effective interest method. Management used significant judgement and estimates when determining the effective interest rate. Payment amounts were determined as 10% of the cryptocurrency mined by Backbone. In order to calculate the effective interest rate, management estimated Backbone’s future cryptocurrency mining revenues in order to estimate the timing and amount of future loan repayments. Upon inception of each loan tranche, the effective interest rates were determined to be 26.93%, 30.16%, 37.10 % and 38.02% for the first, second, third and fourth tranches, respectively. Included in financial expenses for the three and nine months ended September 30, 2021 are nil and $472 (three and nine months ended September 30 2020 $1,459 and $3,946, respectively) of interest expense related to the loan.

Warrant issuance

Bitfarms Ltd. also issued 1,666,667 Lender warrants, which vested upon issuance, to acquire 1,666,667 shares of Bitfarms Ltd. for each loan tranche drawn with an exercise price of $0.40 USD per share and an expiration date of five years. As a result, an aggregate of 6,666,668 Lender warrants to acquire 6,666,668 shares have been issued, of which 1,250,000 were exercised as of December 31, 2020. The remaining 5,416,668 warrants were exercised in January and February 2021 resulting in the issuance of 5,251,223 common shares for proceeds of approximately $1,500, see Note 11. The warrant exercises described above include the cashless exercise of 1,666,667 warrants resulting in the issuance of 1,501,222 common shares. In addition to the loan modifications described above, a cashless exercise feature was authorized for the warrants issued in connection with Tranche #2 and Tranche #3, which resulted in these warrants being reclassified from equity to a warrant liability measured at fair value through profit or loss.

13

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 8: LONG-TERM DEBT (Cont.)

The Black Scholes model and the inputs described in Note 11 were used in determining the values of the warrants prior to their derecognition which resulted in a non-cash loss on revaluation of warrants for the nine months ended of $2,466 included in net financial expenses (nine months ended September 30, 2020 - $nil)

Embedded derivative

The value of the “make-whole” clause described above would vary based on management’s projections of the timing of the loan repayment, which are based on Backbone’s cryptocurrency mining revenues. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss. The early repayment of the loan resulted in the company recording a loss on embedded derivative for the nine months ended September 30, 2021, of $2,641 included in net financial expenses (nine months ended September 30, 2020 gain of $506 and $626, respectively). See Note 14b.

b)	Equipment financing

In April and May 2021, the Company entered into four loan agreements for the acquisition of 2,465 Whatsminer miners “Foundry Loans #1, #2, #3 and #4”. Foundry loans #3 and #4, with a combined loan amount of $3,287, commenced in October and November 2021, concurrent with the delivery of the remaining 700 Whatsminers miners described above with an 18 month loan term.

In May 2021, the Company modified the terms of three lease agreements with its lender, Blockfills, for 4,000 Whatsminer miners to convert them to loan agreements. The key terms, such as interest rates, term and payment schedule remain unchanged. A total of $3,904 was reclassified from lease liabilities to long-term debt as a result of the modification. The right-of-use assets related to the three leases were classified in property, plant and equipment and as a result no reclassification was made. Details of the equipment financing and the balance of the loans and the net book value (NBV) of their related collateral, as of September 30, 2021, are as follows:

	Maturity date	Rate	Monthly repayment	Long- term debt balance	NBV of Collateral	Collateral*
Blockfills loan #1	August 2022	22.2%	$92	$880	$1,141	1,000
Blockfills loan #2	September 2022	17.8%	134	1,411	1,925	2,000
Blockfills loan #3	October 2022	18.6%	67	744	1,443	1,000
Foundry loan #1	September 2022	18.6%	561	6,143	8,783	1,465
Foundry loan #2	March 2023	16.5%	104	1,686	1,912	300
Total			$958	$10,864	$15,204	5,765

*	Represents the quantity of Whatsminers received in connection with the equipment financing and pledged as collateral for the related loan.

14

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 9: LEASES

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and their activity during the nine month period ended September 30, 2021:

	Leased		Other	Total ROU	Lease
	premises	Vehicles	equipment	assets	liabilities
As at January 1, 2021	$5,129	$180	$84	$5,393	$11,023
Additions and extensions to ROU assets	1,365	120	-	1,485	1,485
Additions to property, plant and equipment	-	-	-	-	7,786
Depreciation	(710)	(70)	(21)	(801)	-
Lease termination	(646)	(3)	-	(649)	(800)
Lease liabilities converted to long-term debt	-	-	-	-	(3,904)
Payments	-	-	-	-	(4,523)
Issuance of warrants	-	-	-	-	(2,160)
Interest	-	-	-	-	1,181
Foreign exchange	-	-	-	-	34
As at September 30, 2021	$5,138	$227	$63	$5,428	$10,122
Less current portion of lease liabilities					(3,984)
Non-current portion of lease liabilities					$6,138

During the nine months ended September 30, 2021, the Company modified the terms of three two-year lease agreements for mining hardware, with a balance of $3,904 at the time of conversion, in June 2021, resulting in the lease liabilities being reclassified to long-term debt as described in Note 8b. No changes were made to the payment terms, interest rate or security interest of the former lessor.

The Company maintains one lease agreement for mining hardware, consisting of 3,000 Whatsminer M31S+, with a net book value of approximately $6,057, classified as property, plant and equipment under BVVE and electrical equipment as described in Note 5.

The Company issued 468,013 warrants to the former lessor with an exercise price of $0.40 USD and expiring in May 2023 with a total cost of $2,160, which was added to the cost of the leased assets which were recorded as an addition to property, plant and equipment and will be amortized over the useful life of the corresponding assets.

15

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 9: LEASES (Cont.)

The inputs used to value the grant using the Black-Scholes model were as follows:

Grant date	May 11, 2021
Dividend yield (%)	-
Expected share price volatility (%)	139%
Risk-free interest rate (%)	0.05%
Expected life of warrants (years)	1.00
Share price (CAD)	6.04
Exercise price (USD)	0.40 USD
Fair value of warrants (USD)	4.62 USD
Quantity of warrants granted	468,013

*	All warrants issued are for the purchase of one common share in the Company

NOTE 10: INCOME TAXES

a.	Deferred taxes

Deferred taxes are computed at a tax rate of 26.5%, based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets and loss carryforwards. The Company’s deferred tax liability as of September 30, 2021 was $5,902

b.	Taxes included in profit or loss:

	Nine months ended September 30,
	2021	2020
Current tax expense
Current year	$7,038	$-
Prior year	(693)	(112)

Deferred tax expense
Current year	5,725	-
Prior year	177	-
	$12,247	$(112)

16

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 10: INCOME TAXES (Cont.)

c.	Effective tax rate for the nine months ended September 30:

2021
Income tax expense at statutory rate of 26.5%	$6,546
Increase in taxes resulting from:
Foreign rate differential	126
Prior year	(516)
Non-deductible expenses and other	9,746
Deferred tax asset previously not recognized	(3,655)
$12,247

NOTE 11: SHARE CAPITAL

	Authorized	Issued and outstanding at
	September 30, 2021	September 30, 2021	December 31, 2020
	Number of shares
Common shares of no par value	Unlimited	174,445,684	88,939,359

Dominion Capital

As described in Note 8, in January 2021, Dominion Capital exercised their option to convert $5,000 of debt into 8,474,577 Common Shares.

In January and February 2021, Dominion Capital exercised all of their remaining outstanding warrants resulting in the issuance of 5,251,223 common shares for proceeds of approximately $1,500. The warrant exercises described above include the cashless exercise of 1,666,667 warrants resulting in the issuance of 1,501,222 common shares.

In addition to the loan modifications described in Note 8, a cashless exercise feature was authorized for the warrants issued in connection with Tranche #2 and Tranche #3, which resulted in these warrants being reclassified from equity to a warrant liability measured at fair value through profit or loss. The derecognition of warrants containing the authorized cashless exercise feature resulted in a non-cash loss on revaluation of warrants of $2,466 included in net financial expenses for the nine months ended September 30, 2021 (nine months ended September 30, 2020 - $nil).

17

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 11: SHARE CAPITAL (Cont.)

The Black Scholes model and the inputs below were used in determining the values of the warrants relating to Tranche #2 and Tranche #3, prior to their derecognition:

	Remeasurement on settlement of warrant liability
Grant date	January 7, 2021	January 25, 2021	February 11, 2021
Dividend yield (%)	-	-	-
Expected share price volatility (%)	131%	138%	136%
Risk-free interest rate (%)	0.25%	0.25%	0.25%
Expected life of stock options (years)	0.92	0.42	0.71
Share price (CAD)	3.00	3.25	4.40
Exercise price (CAD)	0.51	0.39	0.51
Fair value of warrants (USD)	2.00	2.25	3.08
Quantity of warrants exercised	250,000	1,666,667	916,667

Private placements

In January, February and May 2021, the Company completed four private placements for total gross proceeds of $155,000,000 CAD in exchange for 40,187,121 Common Shares and 36,649,385 warrants to purchase Common Shares:

Closing Date	January 7, 2021	January 14, 2021	February 10, 2021	May 20, 2021
Gross proceeds (CAD)	20,000,000	20,000,000	40,000,000	75,000,000
Common shares issued	8,888,889	5,586,593	11,560,695	14,150,944
Warrants issued*	8,888,889	5,586,593	11,560,695	10,613,208
Warrant strike price	2.75 CAD	3.10 USD	3.01 USD	4.87 USD
Warrant life (years)	3	3.5	3.5	3
Commission paid	8%	8%	8%	8%
Broker warrants issued*	711,111	446,927	924,586	1,132,076
Broker warrant strike price	2.81 CAD	3.53 USD	3.39 USD	5.49 USD
Broker warrant life (years)	3	3.5	3.5	3.0

*	All warrants issued are for the purchase of one common share in the Company

In February 2021, 8,888,889 warrants and 615,111 of the 711,111 broker warrants related to the private placement that closed on January 7, 2021, were exercised resulting in the issuance of 9,504,000 common shares for proceeds of approximately $20,611 (26,172,000 CAD).

In March 2021, 5,027,933 warrants related to the private placement closed on January 14, 2021 were exercised resulting in the issuance of 5,027,933 common shares for proceeds of approximately $15,587. In addition, 800,000 of the 924,586 broker warrants issued in connection with the private placement on February 10, 2021 were exercised resulting in the issuance of 800,000 common shares for proceeds of $2,712.

18

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 11: SHARE CAPITAL (Cont.)

In August 2021, 5,404,625 warrants related to the private placement closed on February 7, 2021, were exercised resulting in the issuance of 5,404,625 common shares for proceeds of approximately $16,268.

In total, 20,736,558 warrants relating to the private placements have been exercised resulting in the issuance of 20,736,558 common shares for proceeds of $55,178.

The warrants issued in connection with the private placement closed on January 7, 2021 had a strike price denominated in Canadian dollars, which is different from the Company’s functional currency of the U.S. dollar. As a result, fluctuations in the Canadian to U.S. dollar exchange rate could result in the Company receiving a variable amount of cash in its functional currency in exchange for the exercise of warrants and issuance of shares. The possibility of variation in the settlement price in the Company’s functional currency results in the warrants being classified as a liability that is measured at fair value through profit or loss. This accounting treatment does not apply to the broker warrants issued in Canadian dollars as warrants issued in exchange for goods or services are generally accounted for as equity with no remeasurement required.

The Black Scholes model and the inputs below were used in determining the values of the warrants prior to their derecognition which resulted in a non-cash loss on revaluation of warrants of $17,058 included in net financial expenses.

	Initial recognition	Remeasurement on settlement of warrant liability
Grant date	January 7, 2021	February 16, 2021	February 22, 2021	February 26, 2021
Dividend yield (%)	-	-	-	-
Expected share price volatility (%)	132%	137%	141%	141%
Risk-free interest rate (%)	0.25%	0.25%	0.25%	0.25%
Expected life of stock options (years)	0.5	0.38	0.38	0.38
Share price (CAD)	2.50	4.67	6.55	5.45
Exercise price (CAD)	2.75	2.75	2.75	2.75
Fair value of warrants (USD)	0.65	1.88	3.24	2.44
Quantity of warrants exercised	8,888,889	888,889	5,000,000	3,000,000

Employee Stock Options

During the nine month period ended September 30, 2021, employees, directors and former employees exercised stock options to acquire 4,525,460 common shares resulting in proceeds of approximately $3,534 being paid to the Company.

An additional 1,771 common shares were issued during the nine month period ended September 30, 2021.

19

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 11: SHARE CAPITAL (Cont.)

At-The-Market Equity Program

Bitfarms commenced an at-the-market equity program on August 16, 2021, by means of a prospectus supplement dated August 16, 2021, to the Company’s short form base shelf prospectus dated August 12, 2021, and U.S. registration statement on Form-F-10, which includes the base shelf prospectus. The Company may, at its discretion and from time-to-time sell common shares of the Company as would result in the Company receiving aggregate proceeds of up to $500,000. During the three and nine months ended September 30, 2021, the Company issued 6,329,615 common shares in exchange for gross proceeds of $36,424, at an average share price of approximately $5.75 USD. The Company received net proceeds of $35,208 after paying commissions of $1,093 to the Company’s agent and $123 in other transaction costs.

NOTE 12: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	September 30,	December 31,
	2021	2020
Trade payables:
Directors’ remuneration (included in accrued liabilities)	$-	$31
Lease liabilities:
Companies controlled by directors	$1,442	$1,695

Amounts due to related parties, other than lease liabilities, are unsecured, non-interest bearing and payable on demand.

b.	Transactions with related parties during the three and nine month period ended September 30, 2021:

1.	The Company made rent payments totaling approximately $116 and $353 for the three and nine month period ended September 30, 2021, respectively, ($111 and $328 for the three and nine month periods ended September 30, 2020, respectively) to companies controlled by certain directors. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities.

2.	The Company entered into consulting agreements with two directors. The consulting fees totaled approximately $200 and $469 for the three and nine month periods ended September 30, 2021, respectively, ($88 and $288 for the three and nine month periods ended September 30, 2020, respectively).

20

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 12: TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

The transactions described above were incurred in the normal course of operations. These transactions are included in consolidated statements of loss and comprehensive loss as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
General and administrative expenses	$200	$88	$469	$288
Net financial expenses	30	35	96	108
	$230	$123	$565	$396

In addition to the transactions listed above, the Company adopted an incentive plan to reward certain directors and members of senior management with a total of 50 Bitcoins, payable in December 2021, contingent on continued employment with the Company, or payable upon termination without cause. An amount of $1,136 was accrued as of September 30, 2021, in connection with this incentive plan.

NOTE 13: SHARE BASED PAYMENT

The expense recognized in the financial statements for employee services received is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Equity-settled share-based payment plans	5,787	534	12,549	1,798

The share-based payment transactions entered into between the Company and its employees and service providers during the nine month period ended September 30, 2021 are described below. During the nine month period ended September 30, 2021, the Board of Directors approved stock option grants to purchase 7,785,000 common shares in accordance with the stock option plan adopted on June 20, 2019 and May 18, 2021. All options issued to employees become exercisable when they vest and can be exercised for a period of 5 years from the date of the grant. In addition, the Board of Directors approved the grant of 200,000 Restricted Stock Units (RSUs) to certain members of senior management which vest ratably, on an annual basis, over a three-year period. The value of the RSUs on the grant date was $4.05 per unit.

21

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 13: SHARE BASED PAYMENT (Cont.)

The inputs used to value the option grants using the Black-Scholes model are as follows:

Grant date	March, 2021	June 2, 2021	June 29, 2021
Dividend yield (%)	-	-	-
Expected share price volatility (%)	135%	139%	139%
Risk-free interest rate (%)	0.25%	0.30%	0.47%
Expected life of stock options (years)	3	3	3
Share price (CAD)	6.39	5.45	5.01
Exercise price (CAD)	6.39	5.45	5.01
Fair value of options (USD)	3.80	3.44	3.16
Vesting period (years)	2	1.5	1.5
Quantity of options granted	65,000	364,050	7,355,950

Details of the outstanding stock options as of September 30, 2021, are as follows:

	September 30, 2021
	Number of	Weighted Average Exercise
	Options	Price ($CAD)
Outstanding, January 1	8,100,221	0.72
Granted	7,785,000	5.04
Exercised	(4,525,460)	0.96
Forfeited	(251,225)	3.41
Expired	(3,678)	0.99
Outstanding, September 30, 2021	11,104,858	3.83
Exercisable, September 30, 2021	3,805,008	3.41

The weighted average contractual life of the stock options as at September 30, 2021 was 4.3 years.

NOTE 14: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

a)	Additional details to the components of general and administrative expenses are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Salaries and share based payment	7,550	$1,067	$16,345	$3,693
Professional services	1,690	409	4,703	1,236
Advertising and promotion	7	6	87	29
Insurance and other	1,396	187	2,681	606
Travel, motor vehicle and meals	128	50	236	162
Hosting and telecommunications	113	90	258	259
	$10,884	$1,809	$24,310	$5,985

22

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 14: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Cont.)

b)	Additional details to the components of net financial expenses (income) are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Loss on revaluation of warrants	-	$-	$19,524	$-
Loss (gain) on embedded derivative	-	(506)	2,641	(626)
Gain on disposition of marketable securities	(2,274)	-	(2,274)	-
Loss (gain) on currency exchange	552	129	446	(16)
Interest on long-term debt	541	1,451	1,402	4,011
Interest on lease liabilities	247	112	1,181	337
Warrant issuance costs	-	114	668	114
Other financial expenses	318	63	348	110
	$(616)	$1,363	$23,936	$3,930

*	During the three months ended September 30, 2021 the Company funded its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to a subsidiary in Argentina that it controls. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gives rise to a gain as the amount received in Pesos exceeds the amount of Pesos the Company would have received from a direct foreign currency exchange.

c)	Earnings per share:

For the three and nine months ended September 30, 2020, potentially dilutive securities have not been included in the calculation of diluted earnings (loss) per share because their effect is antidilutive. The additional potentially dilutive securities that would have been included in the calculation for diluted earnings per share had their effect not been anti-dilutive, for the three and nine months ended September 30, 2020, would have been approximately 965,000 and 385,000, respectively.

NOTE 15: REPORTABLE SEGMENTS

a.	General:

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Company is organized into operating segments based on the products and services of its business units and has reportable segments as follows:

23

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 15: REPORTABLE SEGMENTS (Cont.)

Backbone	Backbone operates server farms that support the validation and verification of transactions on the blockchain, earning cryptocurrency for providing these services.

Volta	Volta provides electrician services to both commercial and residential customers in Quebec.

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly corporate expenses, are managed on a group basis.

b.	Reportable segments:

	Three months ended September 30, 2021
	Backbone	Volta	Total
Revenues	$43,459	$1,315	$44,774
Cost of sales	14,189	1,075	15,264
Gross profit	29,270	240	29,510
General and administrative expenses	10,309	138	10,447
Loss on disposition of digital assets	177	-	177
Loss on disposition of property, plant and equipment	70	-	70
Impairment reversal on property plant and equipment	(1,860)	-	(1,860)
Gain on revaluation of digital assets	(13,893)	-	(13,893)
Net financial expenses	1,606	39	1,645
Segment income before income tax	$32,861	$63	$32,924
Unallocated corporate income*			$1,782
Income before income tax			$34,706

*	Unallocated corporate income relates primarily to financial income on disposition of marketable securities, net of start-up costs, for the Company’s projects in Argentina and Paraguay.

24

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 15: REPORTABLE SEGMENTS (Cont)

	Three months ended September 30, 2020
	Backbone	Volta	Total
Revenues**	$6,065	730	$6,795
Cost of sales	7,366	461	7,827
Gross profit (loss)	(1,301)	269	(1,032)
General and administrative expenses	1,702	107	1,809
Loss on disposition of property, plant and equipment	554	3	557
Net financial expenses	1,351	12	1,363
Segment profit (loss) before income tax	$(4,908)	$147	$(4,761)

**	Included in Backbone revenues for the three months ended September 30, 2021, are hosting revenues of $nil (three months ended September 30, 2020 - $344)

	Nine months ended September, 2021
	Backbone	Volta	Total
Revenues*	$106,674	$3,219	$109,893
Cost of sales	34,933	2,783	37,716
Gross profit	71,741	436	72,177
General and administrative expenses	23,428	445	23,873
Loss on disposition of digital assets	152	-	152
Gain on disposition of property, plant and equipment	(93)	(2)	(95)
Impairment reversal on property plant and equipment	(1,860)	-	(1,860)
Loss on revaluation of digital assets	992	-	992
Net financial expenses	26,146	51	26,197
Segment income (loss) before income tax	$22,976	$(58)	$22,918
Unallocated corporate income**			$1,782
Income before income tax			$24,700

*	Included in Backbone revenues for the nine months ended September 30, 2021, are hosting revenues of $673 (nine months ended September 30, 2020 - $344)

**	Unallocated corporate income relates primarily to financial income on currency exchange, net of start-up costs for the Company’s projects in Argentina and Paraguay.

25

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 15: REPORTABLE SEGMENTS (Cont)

	Nine months ended September 30, 2020
	Backbone	Volta	Total
Revenues	$21,678	1,701	$23,379
Cost of sales	21,932	1,318	23,250
Gross profit (loss)	(254)	383	129
General and administrative expenses	5,564	335	5,899
Gain on disposition of digital assets	(23)	-	(23)
Loss on disposition of property, plant and equipment	1,261	2	1,263
Net financial expenses	3,902	28	3,930
Segment profit (loss)	$(10,958)	$18	$(10,940)
Unallocated corporate expenses			87
Loss before income tax			$(11,027)

NOTE 16: ADDITIONAL DETAILS TO THE STATEMENT OF CASH FLOWS

	Nine months ended September 30,
	2021	2020
Changes in working capital components:
Decrease (increase) in trade receivables, net	$(102)	$209
Decrease (increase) in other current assets	(4,571)	506
Increase in electrical component inventory	(330)	(75)
Decrease (increase) in long-term deposits	(209)	85
Increase in trade payables and accrued liabilities	3,036	468
Increase in taxes payable	6,327	1,209
	$4,151	$2,402
Significant non-cash transactions:
Addition of right-of-use assets, property, plant and equipment and related lease liabilities	$9,271	$1,769
Purchase of property, plant and equipment financed by short-term credit	$1,229	$154
Extinguishment of warrant liability and long-term debt through share issuance	$24,322	$-

26

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 17: SUBSEQUENT EVENTS

Washington Acquisition

On November 9, 2021, the Company acquired a cryptocurrency mining facility in Washington state, comprising land, buildings, electrical infrastructure, and 24 megawatt power purchase agreements with a local hydro- electric utility producer. The consideration transferred was $26,676, including $23,000 of cash consideration and 414,475 Common shares with a value of $3,676 on the closing date. The seller entered into a consulting agreement with the Company in the amount of $2,000 for services relating to the operation of the facility. The Company also entered into a one-year lease agreement with the seller for a separate facility with monthly payments of $100.

The primary reason for the acquisition was to expand the Company’s energy portfolio with existing infrastructure to accommodate the Company’s expected delivery schedule of mining equipment.

The accounting for this acquisition has not been finalized and certain disclosures have not been included due to the timing of the acquisition.

At-The-Market Equity Program

During the period from October 1, 2021, to November 12, 2021, the Company issued 12,365,225 common shares in exchange for gross proceeds of $74,887 at an average share price of approximately 6.06 USD. The Company received net proceeds of $72,596 after paying commissions of $2,291 to the Company’s agent. See Note 11 for further details to the Company’s at-the-market equity program.

27